                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                        Geac Computer Corporation Limited
                        ---------------------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    368289104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 2 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CRESCENDO PARTNERS II, L.P., SERIES F
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 3 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 4 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 5 of 10 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          On September  8, 2005,  Crescendo  Partners II and the Issuer  entered into a letter agreement (the "Agreement"), a copy of which is attached hereto as
Exhibit  2 and is  incorporated  herein  by  reference.  Under  the terms of the
Agreement,  Crescendo  Partners II has  withdrawn  its director  nominees,  Eric
Rosenfeld and Dennis Conroy, for election at the Issuer's Annual Meeting and has agreed to vote its  Shares in favor of all eight of the  Issuer's  nominees  for re-election  at the Annual  Meeting.  The  Issuer  has agreed  that its Board of
Directors and the Corporate  Governance and Nominating  Committee will give full and proper  consideration  to the appointment of Mr. Eric Rosenfeld to its Board of Directors.  The Issuer's Board of Directors and the Corporate  Governance and
Nominating Committee have agreed that its process of considering Mr. Rosenfeld's candidacy  will take place in a timely  manner,  and in any case by November 30,
2005. In addition,  until the earlier of completion of such  evaluation  process for Mr.  Rosenfeld's  candidacy or November 30, 2005,  Crescendo Partners II has agreed to certain standstill provisions.

     Item 5(a) is hereby amended and revised to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  85,459,509  Shares  outstanding,  which is the total number of Shares reported to be outstanding as of July 31, 2005, in the Issuer's quarterly  financial  results for the quarter  ended July 31, 2005,  attached as
Exhibit 99.1 to the Issuer's  Report of Foreign  Private  Issuer on Form 6-K, as
filed with the Securities and Exchange Commission on September 9, 2005.

          As of the close of business on September 12, 2005,  Crescendo  Partners
II beneficially owned 4,301,500 Shares,  constituting  approximately 5.0% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo
Investments II may be deemed to beneficially  own the 4,301,500  Shares owned by
Crescendo   Partners  II,   constituting   approximately   5.0%  of  the  Shares
outstanding.  As the managing member of Crescendo  Investments II, which in turn is the general partner of Crescendo  Partners II, Mr. Rosenfeld may be deemed to
beneficially  own  the  4,301,500   Shares  owned  by  Crescendo   Partners  II,
constituting  approximately  5.0% of the Shares  outstanding.  Mr. Rosenfeld has sole voting and dispositive  power with respect to the 4,301,500 Shares owned by
Crescendo  Partners  II by virtue of his  authority  to vote and dispose of such

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 6 of 10 Pages
----------------------                                    ----------------------

Shares. Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the  Shares  held by  Crescendo  Partners  II,  except to the extent of their pecuniary interest therein.

     Item 6 is hereby amended to add the following:

          Reference is made to the Agreement defined and described in Item 4.

     Item 7 is hereby amended to add the following exhibit:

          2.   Letter  Agreement  by and between  Crescendo  Partners  II, L.P.,
               Series  F and  Geac  Computer  Corporation  Limited,  dated as of
               September 8, 2005.

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 7 of 10 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: September 13, 2005          CRESCENDO PARTNERS II, L.P., SERIES F

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       --------------------------------------
                                   Name:   Eric Rosenfeld
                                   Title:  Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By:  /s/ Eric Rosenfeld
                                        -------------------------------------
                                   Name:  Eric Rosenfeld
                                   Title: Managing Member

                                   /s/ Eric Rosenfeld
                                   ------------------------------------------
                                   ERIC ROSENFELD

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 8 of 10 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                              Page
     -------                                                              ----

1.   Joint Filing Agreement by and among Crescendo  Partners II, L.P.,     --
     Series F, Crescendo Investments II, LLC and Eric Rosenfeld, dated
     August 12, 2005 (previously filed).

2.   Letter  Agreement  by and between  Crescendo  Partners  II, L.P.,     9-10
     Series  F and  Geac  Computer  Corporation  Limited,  dated as of
     September 8, 2005.

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 9 of 10 Pages
----------------------                                    ----------------------

September 8, 2005

Mr. C. Kent Jespersen
Chairman of the Board
Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3E 9T8

Dear Mr. Jespersen:

Further to our  discussions,  I confirm  that  Crescendo  Partners has agreed to withdraw its two director  nominees,  Messrs.  Eric Rosenfeld and Dennis Conroy, from  consideration  at the Annual  Meeting  of  Shareholders  of Geac  Computer
Corporation Limited scheduled to be held on Tuesday, September 13, 2005. We will vote at the  Annual  Meeting  for the  election  of  each of the  current  Board members,  including Messrs.  Michael D. Marvin and Robert L. Sillcox,  in return for our mutual agreement on the matters described below.

Over the last few weeks,  it has  become  clear to us that we agree on many more things than we disagree on. The Company has disclosed  publicly that it has been working with Bear  Stearns & Co. over the last several  months to explore a wide range of strategic  alternatives to enhance shareholder value. In addition,  the
Company has stated  publicly that it will not overpay for  acquisitions.  We are pleased by these statements.  We confirm our previous comments that Crescendo is completely  satisfied with the performance of the Company's  President and Chief
Executive  Officer,  Charles  S.  Jones.  We agree to  reasonably  consider  any proposals or  transactions  that arise from your strategic  review process which the Board recommends are in the best interests of shareholders.

We respect  Geac's  corporate  governance  procedures.  By this  letter,  we are formally  requesting  in writing  that your  Board's  Corporate  Governance  and
Nominating  Committee give full and proper  consideration  to the appointment of
Mr. Eric  Rosenfeld to the Board of Directors.  We  understand  that we have the commitment of the Board and the Corporate  Governance and  Nominating  Committee
that they will approach Mr. Rosenfeld's  candidacy with open minds and that they will conduct their review with full and proper consideration. We also understand that neither the Board nor the Corporate Governance and Nominating Committee has
made any determination  regarding the suitability of Mr. Rosenfeld to serve as a director  of the  Company.  We  understand  that  the  Board  and the  Corporate
Governance  and  Nominating  Committee  will  begin  their  review  as  soon  as practicable and will complete their review and advise us as to their  conclusion in a timely manner, and in any case by November 30, 2005.

Pending the earlier of  completion  of the review  procedures  and  November 30,
2005, we shall not,  directly or indirectly,  alone,  jointly or in concert with others, in any manner acquire, agree to acquire or make any proposal to acquire, directly or  indirectly,  any Geac common shares or options or other rights with respect  thereto,  enter into any  discussions,  negotiations,  arrangements  or understanding  with any other  person  with  respect to the  acquisition  by us, directly or indirectly,  of such  securities,  disclose any  intention,  plan or arrangement  inconsistent  with  such  an  acquisition,  or  advise,  assist  or encourage any other person in connection with the acquisition by us, directly or indirectly, of such securities.

----------------------                                    ----------------------
CUSIP No. 368289104                  13D                     Page 10 of 10 Pages
----------------------                                    ----------------------

We confirm that we will not initiate any legal  proceedings  in connection  with the proxy solicitation for the Annual Meeting or the results of the Meeting.

We will issue a press  release  today in respect of this  letter and you will as soon as  practicable  thereafter  today issue a press release in respect of this letter.  The press releases shall be as mutually agreed in advance.  Without the prior  approval  of the other  party,  neither of us will issue any other  press release regarding this letter unless otherwise required by law.

                                            Yours very truly,

                                            CRESCENDO PARTNERS II, L.P. SERIES F

                                            By: ____________________________
                                            Eric Rosenfeld

                                            AGREED AND ACCEPTED

                                            GEAC COMPUTER CORPORATION LIMITED

                                            By:_____________________________
                                            C. Kent Jespersen